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                        [ SCI Systems, Inc. Letterhead ]

                                January 14, 2002


VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re: SCI Systems Inc. - Commission File No. 333-47626 Request for Withdrawal of the Company's Registration Statement on Form S-3

Ladies and Gentlemen:

         SCI Systems, Inc. (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-3 (No. 333-47626), including all exhibits thereto (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") on October 10, 2000. The Registration Statement is being withdrawn because of a merger of Sun Acquisition Subsidiary, Inc., a wholly owned subsidiary of Sanmina Corporation, with and into the Company, which was consummated on December 6, 2001, as a result of which the Company became a wholly-owned subsidiary of Sanmina Corporation. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities was sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (256) 882-4466, Attention: Michael M. Sullivan.

         If you have any questions regarding this request for withdrawal, please contact Chris Johnson or G. William Speer of Powell, Goldstein, Frazer & Murphy LLP, counsel for the Company, at 404-572-6920 and 404-572-6722, respectively.

                                            Best regards,

                                            /s/ Michael M. Sullivan

                                            Michael M. Sullivan
                                            General Counsel and Secretary